

Mail Stop 4631

January 15, 2010

Ms. XueZhu Xu
Chief Financial Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza
No. 2 North Longkun Road
Haikou, Hainan Province
China 570125

>   **Re: Shiner International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **File No. 001-33960**

Dear Ms. Xu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief